UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 11-K


(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF
    1934

FOR THE FISCAL YEAR ENDED JULY 31, 2006     COMMISSION FILE NUMBER: 001-05146-01


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

FOR THE TRANSACTION PERIOD FROM ________________________ TO ___________________




      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN
                c/o Philips Electronics North America Corporation
                           1251 Avenue of the Americas
                            New York, New York 10020
                 Attention: Compensation and Benefits Department

       (Full title of the plan and address of the plan, if different from that of the issuer named below)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                        REMBRANDT TOWER, AMSTELPLEIN, 1,
                        AMSTERDAM 1070MX, THE NETHERLANDS
                    (Address of principal executive offices)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                        NONQUALIFIED STOCK PURCHASE PLAN


                                TABLE OF CONTENTS



                                                                            PAGE

Report of Independent Registered Public Accounting Firm                       1

Statements of Financial Condition - July 31, 2006 and 2005                    2

Statements of Income and Changes in Plan Equity -
    Years ended July 31, 2006, 2005 and 2004                                  3

Notes to Financial Statements                                                 4

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Committee of the Koninklijke Philips Electronics N.V.
Nonqualified Stock Purchase Plan:


We have audited the accompanying statements of financial condition of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan (the "Plan") as of July 31, 2006 and 2005 and the related statements of income and changes in plan equity for each of the years in the three year period ended July 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan at July 31, 2006 and 2005, and the changes in plan equity for each of the years in the three year period ended July 31, 2006 in conformity with U.S. generally accepted accounting principles.


/s/KPMG LLP


New York, New York
October 27, 2006


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      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                        STATEMENTS OF FINANCIAL CONDITION
                             JULY 31, 2006 AND 2005
                                ($ IN THOUSANDS)



                                                     2006               2005
                                                     ----               ----

Assets:
Investment in Koninklijke Philips

    Electronics N.V. common stock at market
    value - 4,002,953 shares in 2006 and
    4,192,385 shares in 2005 (cost $97,258 in
    2006 and $95,440 in 2005)                      $131,817           113,697
Contributions receivable from participants            1,531             1,942
                                                   --------           -------

                            Total Assets            133,348           115,639
                                                   --------           -------
                            Plan Equity            $133,348           115,639
                                                   ========           =======


See accompanying notes to financial statements

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      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
                    YEARS ENDED JULY 31, 2006, 2005 AND 2004
                                ($ IN THOUSANDS)


                                                   2006        2005     2004
                                                   ----        ----     ----

 Investment income:
    Net change in unrealized appreciation of
         investments                             $16,301       9,261     12,428
    Net realized gain (loss) on sale of
         investments                               7,543       2,614       (971)
   Dividend income from Koninklijke Philips
         Electronics N.V. common stock             1,820       1,821      1,329
                                                ---------    --------   --------
                                                  25,664      13,698     12,786

Contributions:
    Participants                                  20,965      21,279     22,438
    Employer                                       3,768       4,537      6,483
                                                ---------    --------   --------

    Total contributions                           24,733      25,817     28,921
                                                ---------    --------   --------
    Total additions                               50,397      39,515     41,707

Less: Distributions to participants              (32,689)    (19,981)   (18,643)
                                                ---------    --------   --------

    Net Increase                                  17,708      19,534     23,064


Plan Equity:
   Beginning of the Year                         115,639      96,105     73,041
                                                ---------    --------   --------
   End of Year                                  $133,348     115,639     96,105
                                                =========    ========   ========


See accompanying notes to financial statements

      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2006 AND 2005
                                ($ IN THOUSANDS)


(1)    DESCRIPTION OF THE PLAN

       The following description of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan (the "Plan") provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a voluntary stock purchase plan established for eligible U.S.-based employees of certain subsidiaries of Koninklijke Philips Electronics N.V. (the "Company") effective August 1, 2000. The Plan makes available to eligible employees of certain of the Company's subsidiaries in the U.S. the right to purchase shares of the Company's common stock at a discount. The common stock of the Company is quoted on several stock exchanges including the Amsterdam Stock Exchange and the New York Stock Exchange ("NYSE").

       PARTICIPATION

       U.S.-based full-time salaried and hourly employees of certain subsidiaries of the Company except for certain senior executives, as defined by the Plan, are eligible to participate in the Plan after completing 30 days of full-time employment. Employees subject to collective bargaining agreements are eligible to participate upon acceptance of the Plan by their respective union. Certain suspension rules apply as described below in "Plan Restrictions."

       CONTRIBUTIONS

       Each year, participants may contribute up to 10% of their cash compensation, as defined by the Plan, through payroll withholdings. In addition to the percentage limitation, contributions may not exceed $20,000 in any calendar year.

       Prior to January 2005, the cost of shares to participants was the lesser of 85% of the closing price on the first day of the applicable purchase period on which stocks are traded on the NYSE, or 85% of the closing price on the last day of the applicable purchase period on which stocks are traded on the NYSE.

       Beginning January 2005, however, there was a change in the way the 15% discount on Philips stock is calculated. Starting with the first purchase period in 2005, the 15% discount was applied to the closing price per share of Company stock at the end of the applicable purchase period. For example, the purchase price for the first 2005 purchase period was based on the March 31, 2005 closing price.

       The difference between the fair value of the shares purchased and the cost to the participants represents employer contributions.

      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2006 AND 2005
                                ($ IN THOUSANDS)

       Legal title to the participant's shares are held by SPP & Co., a New Jersey partnership of Computershare Trust Company N.A., formerly doing business as Equiserve Trust Company, N.A.

       Contributions are used to purchase whole and fractional shares of the Company at the end of each purchase period (a calendar quarter).

       VESTING

       All contributions and common shares purchased are 100% vested.

       DIVIDENDS

       Dividends paid, net of applicable taxes withheld, are reinvested into the participant's account and used to purchase additional common shares at the prevailing market price during the next purchase period.

       PLAN RESTRICTIONS

       A participant may sell any shares held in their account at any time. Beginning in 2005, the penalty for selling shares held by the Plan for less than one year was eliminated. Prior to 2005, if shares held by the Plan for less than one year were sold, the participant would become ineligible to participate in the Plan for the following two quarters.

       PLAN TERMINATION

       The Company may suspend or terminate the Plan at any time. If the Plan is suspended or terminated payroll deductions will terminate and unapplied withholdings will be used to purchase common shares or be repaid to participants without interest as soon as practicable following the termination of the Plan.

       PLAN EXPENSES

       Plan expenses are paid by the Company.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The following are significant accounting policies followed by the Plan:

       BASIS OF ACCOUNTING

       The accompanying financial statements are prepared on the accrual basis of accounting.

      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2006 AND 2005
                                ($ IN THOUSANDS)

       INVESTMENT VALUATION AND INCOME RECOGNITION

       The investment in shares held by the Plan is recorded at market value, measured by the closing price listed by the NYSE. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are allocated using the first in, first out method. Dividends are recorded on the ex-dividend date.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       DISTRIBUTIONS

       Participants may request distributions in the form of Company stock or cash. Distributions are recorded when paid.

(3)    INVESTMENT IN COMMON SHARES

       Each participant is a 100% owner of the number of shares held on their behalf by SPP & Co., a New Jersey partnership of Computershare Trust Company N.A., formerly doing business as Equiserve Trust Company, N.A. Participants maintain the same rights as common stock shareholders.

       As of July 31, 2006, 4,002,953 shares were held for participants and were valued at $32.93 per share. As of July 31, 2005, 4,192,385 shares were held for participants and were valued at $27.12 per share. There were $1,531 and $1,942 of participants' contributions not yet used to purchase shares on July 31, 2006 and 2005, respectively, which is reflected as contributions receivable from participants on the statements of financial condition.

       Proceeds from the sales of Company common stock, cost of stock sold and the related realized gain (loss) were as follows:

                                             For the year ended July 31,
                                        2006         2005          2004
                                        ----         ----          ----
          Proceeds                    $ 32,689       19,981       18,643
          Cost of stock sold            25,146       17,367       19,614
                                      --------      -------      --------

              Realized gain (loss)    $  7,543        2,614         (971)
                                      ========      =======      ========

      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2006 AND 2005
                                ($ IN THOUSANDS)

(4)    TAX STATUS

       The Plan is a non-qualified employee stock purchase plan for U.S. tax purposes. Participants of the Plan are taxed under Section 83 of the Internal Revenue Code. Upon purchase of the shares, the excess of the closing market price of the shares on the purchase date over the discounted purchase price (Beginning 2005, 85% of the closing price on the last day of the purchase period) is included as ordinary income on the participant's W-2 form sent to the Internal Revenue Service. Any additional appreciation on the shares from the date of purchase until the date of subsequent sale will then be taxed to participants under Section 83 of the Internal Revenue Code as short-term or long-term capital gain or loss, depending on the period of time the shares are held before sale. Participants are also required to report as ordinary income the amount of any dividends received on common shares purchased through the Plan.

(5)    MARKET RISK

       The Plan's assets are invested in one security, the common stock of Koninklijke Philips Electronics N.V. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with this investment security, it is at least reasonably possible that the changes in the value of the investment security will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition. The underlying value of the Company common stock is entirely dependent upon the performance of the Company and the market's evaluation of such performance.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                 KONINKLIJKE PHILIPS ELECTRONICS N.V.
                                 NONQUALIFIED STOCK PURCHASE PLAN




DATE: October 30, 2006           BY: /s/ WILCO GROENHUYSEN
                                 ----------------------------------------------
                                 NAME: WILCO GROENHUYSEN
                                 TITLE: CHAIRMAN, STOCK PURCHASE PLAN COMMITTEE

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Committee of the Koninklijke Philips Electronics N.V.
Nonqualified Stock Purchase Plan:

We consent to the incorporation by reference in the Registration Statements (No. 333-119375, 333-104104, 333-87852, 333-75542 and 333-39204) on Form S-8 of
Koninklijke Philips Electronics N.V. of our report dated October 27, 2006 relating to the statements of financial condition of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan as of July 31, 2006 and 2005 and the related statements of income and changes in plan equity for each of the years in the three-year period ended July 31, 2006, which report appears in the Annual Report of Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan on Form 11-K.

/s/ KPMG LLP
New York, New York
October 27, 2006